POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

C/O INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

3500 LACEY ROAD, SUITE 700

DOWNERS GROVE, ILLINOIS 60515

March 22, 2017

Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust (the “Company”)
Registration Statement on Form S-1 (File Nos. 333-216693; 333-216693-01)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about March 24, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

POWERSHARES DB US DOLLAR INDEX TRUST

By:	Invesco PowerShares Capital Management LLC, its Managing Owner

By:	/s/ Anna Paglia
Name: Anna Paglia Title: Head of Legal